UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2025

Gregory D. King
Chief Executive Officer
Osprey Bitcoin Trust
1241 Post Road, 2nd Floor
Fairfield, CT 06824

Re: Osprey Bitcoin Trust
Draft Registration Statement on Form S-1
Submitted February 14, 2025
CIK No. 0001767057

Dear Gregory D. King:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 14, 2025

General

1. Please tell us the status of the Exchange's notice of filing of proposed rule change under Exchange Act Rule 19b-4. Please be advised that we may have additional comments once the 19b-4 application is filed.
2. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
3. Please revise to disclose whether and to what extent the Trust, Sponsor, Prime Execution Agent, Liquidity Providers or any other entity is permitted to loan, pledge or rehypothecate any of the Trust's assets.

Cover Page

4. Please identify the initial Authorized Participant here. Please also identify the initial purchaser that will be acting as an underwriter.

Prospectus Summary, page 3

5. Please disclose here that the amount of Bitcoin represented by each Share will decline over time as you pay the Management Fee and other expenses.

Voting Rights, page 12

6. Please reconcile your statement here that Shareholders have no voting rights with your disclosure in the last risk factor on page 39 and under Voting and Approvals on page 67 that Shareholders have limited voting rights.

Risk Factors
The trading prices of many digital assets, including Bitcoin, page 15

7. Please address the risks of speculation in the digital asset markets, including the risk that the perception of a more favorable regulatory environment may result in increased speculative activity.

Competition from the emergence or growth of other digital assets, page 29

8. Refer to the fourth paragraph. Please discuss the risks of competing exchange-traded Bitcoin products in a separate risk factor. Also describe the specific competitive forces affecting this product, including whether the timing of the Trust's entry on the market may have an impact on its performance. In addition, please update this discussion to reflect the approval and listing of a number of spot exchange-traded crypto asset products since January 2024.

Overview of the Bitcoin Industry, page 55

9. Please discuss the spot and futures markets for Bitcoin and regulation of Bitcoin futures.

Limits on Bitcoin Supply, page 57

10. To the extent current information is available, please update the number of Bitcoins outstanding, recent halving, and recent forks in the Bitcoin network. Similarly update the information on page 79 about the amount and composition of the Custodian's holdings.

Business of the Trust, page 60

11. Please describe the CMBI Bitcoin Index methodology, including:
    - Identify and provide tabular disclosure of market share and volume information for each constituent trading platform comprising the Index used to calculate the Index Price;
    - How the identified constituent trading platforms are selected and how the Index Price is calculated;

- Whether there have been changes to the constituent trading platforms comprising the Index and, if so, the reasons for those changes;
- The extent to which the Sponsor has discretion to select a different index;
- The composition and operation of any oversight committee; and
- Whether and, if so, how the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the Index.

12. Please add a subsection describing the mechanics of the creation and redemption process. With respect to the Bitcoin Trading Counterparties and Prime Execution Agent, disclose the following:
    - Identify, when known, the Bitcoin Trading Counterparties or Prime Execution Agent. Clarify whether and to what extent any of the Bitcoin Trading Counterparties or Prime Execution Agent are affiliated with or have any material relationships with any of the Authorized Participants.
    - Describe the approval process for and specific criteria for engagement as a Bitcoin Trading Counterparty, such as whether the Bitcoin Trading Counterparty may be an affiliate of the Trust or Sponsor.
    - Disclose, when known, the material terms of any agreement you have entered into, or will enter into, with a Bitcoin Trading Counterparty or Prime Execution Agent, including whether and to what extent there will be any contractual obligations on the part of the Bitcoin Trading Counterparty or Prime Execution Agent to participate in cash orders for creations or redemptions.
    - Disclose how the Trust will inform Shareholders that it has engaged additional Bitcoin Trading Counterparties.

13. Please describe the circumstances in which the Sponsor would suspend redemption orders and disclose whether and how Shareholders will be notified if the Trust has suspended creations and redemptions.

<u>Historical Digital Asset Holdings and Bitcoin Prices, page 62</u>

14. Please clarify, if accurate, that the Bitcoin Market Price depicted in the chart is determined by you in accordance with ASC 820. Also present in the chart CMBI Bitcoin Index data for comparability and update the chart to the extent current information is available.

<u>Valuation of Bitcoin and Determination of NAV, page 63</u>

15. You state the investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to the CMBI Bitcoin Index. Please discuss how the Index is used in the valuation of Bitcoin and determination of NAV. In this regard, reconcile your disclosure that the value of Bitcoin held by the Trust is determined in accordance with ASC 820 with disclosure elsewhere that the Index Price is used to calculate the value of the Trust’s Bitcoin.

16. Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect an accurate Bitcoin price.

The Trust's Service Providers
The Trust Administrator's Role, page 79

17. Please describe the AML, KYC, OFAC, and any other procedures conducted by the Trust Administrator or other service providers to determine whether the counterparty in a transaction is not a sanctioned entity. To the extent material, add a risk factor describing the risk of a potential transaction with a sanctioned entity and the impact if such a transaction were to occur.

Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at 202-551-3217 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Erin E. Martin